UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K    ☒ Form 10-Q   ☐ Form 10-D     ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended: March 31, 2024
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ALPINE 4 HOLDINGS, INC.

Full Name of Registrant

Former Name if Applicable

2525 E ARIZONA BILTMORE CIRCLE, SUITE 237

Address of Principal Executive Office (Street and Number)

PHOENIX, ARIZONA 85016

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alpine 4 Holdings, Inc. (the “Company”), is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, (the “Q1 2024 10-Q”) within the prescribed period without unreasonable effort or expense.

As noted previously in the Form NT 10-K filed April 2, 2024, disclosing the filing delay for the Company’s 2023 Annual Report on Form 10-K, during the quarter ended September 30, 2023, the Company experienced a turnover of certain members of the internal accounting staff, including the Corporate Controller and several subsidiary Controllers.  The preparation of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2023 (the “Q3 2023 10-Q”), was delayed due to the need for the Company’s accounting staff to absorb the duties of the terminated staff, as well as the significant amount of time the accounting staff expended during and after the close of the quarter in performing goodwill impairment analysis and negotiating and providing information in connection with the capital raising transactions, as well as updating the S-1. As such, the Company needs additional time to complete and file the Q3 2023 10-Q.

The delays in finalizing and filing the Q3 2023 10-Q has resulted in the Company’s needing more time to prepare and file the 2023 Annual Report on Form 10-K.  Due to the sequential order of these filings, the Q1 2024 10-Q will require additional time to complete and file.

In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file the Q1 2024 10-Q, as well as the other filings referenced herein, as soon as practicable.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

Christopher Meinerz	480	702-2431
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐  Yes ☒ No

Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2023, Annual Report on Form 10-K for the year ended December 31, 2023

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As to the expected change in results of operations from last year’s first quarter, due to the sale of the Company’s Morris Sheet Metal subsidiary companies, the closing of the Company’s Thermal Dynamics subsidiary, and the shutdown of Excel Construction Services (all as previously announced by the Company), revenues for the first quarter of 2024 are expected to be significantly less when compared to the comparable period in 2023. The exact amount of such difference from the prior corresponding period cannot be known at this time, pending additional accounting review.

ALPINE 4 HOLDINGS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2024	By	/s/ Christopher Meinerz
Christopher Meinerz Chief Financial Officer (Principal Financial Officer)